

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals PLC
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ
United Kingdom

> **Re: Biodexa Pharmaceuticals PLC**
> **Registration Statement on Form F-3**
> **Filed September 26, 2025**
> **File No. 333-290554**

Dear Stephen Stamp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason S. McCaffrey, Esq.